FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For October 27, 2004	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F [✓]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No [✓]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
	By:	/s/ Linda H. Mackid Name: Linda H. Mackid Title: Assistant Corporate Secretary
Date: October 27, 2004

Form 6-K Exhibit Index

Exhibit No.
1.	News Release dated October 27, 2004 referred to as:

“EnCana’s third quarter oil and gas sales up 22 percent to 781,000 BOE per day; cash flow exceeds US$1.36 billion”

EnCana’s third quarter oil and gas sales up 22 percent

to 781,000 BOE per day; cash flow exceeds US$1.36 billion

Calgary, Alberta (October 27, 2004) — EnCana Corporation (TSX & NYSE: ECA) today reported third quarter sales growth of more than 22 percent to 781,000 barrels of oil equivalent (BOE) per day, a 40 percent increase in cash flow to US$1,363 million, or $2.92 per share diluted and a doubling of operating earnings to $559 million, or $1.20 per share diluted, compared to the third quarter of 2003.

EnCana reports in U.S. dollars and according to U.S. protocols in order to facilitate a more direct comparison to other North American upstream oil and natural gas exploration and development companies. Reserves and production are reported on an after-royalties basis. All figures are in U.S. dollars unless otherwise noted.

Third quarter operating earnings rise 104 percent to $559 million

EnCana’s third quarter operating earnings of $559 million, or $1.20 per share diluted, were up 104 percent from $274 million in the third quarter of 2003. Third quarter operating earnings exclude an after-tax unrealized mark-to-market loss of $321 million related to price hedges and an after-tax unrealized gain of $155 million due to changes in foreign exchange on translation related to U.S. dollar denominated debt. After inclusion of these non-cash items, net earnings in the third quarter were $393 million, or 84 cents per share diluted, up 36 percent from the third quarter of 2003. Third quarter pre-tax cash flow was $1,487 million, up 45 percent from the same period in 2003. Third quarter after-tax cash flow of $1,363 million, or $2.92 per share diluted, includes a cash tax provision of $124 million, compared with $51 million of cash taxes in the same 2003 period. Third quarter revenues net of royalties were $2,458 million.

Third quarter gas sales up 24 percent in past year; oil and NGLs sales up 19 percent

Contributing to EnCana’s growth in operating earnings, third quarter natural gas sales increased 24 percent to 3.13 billion cubic feet per day compared to the third quarter of 2003. The increase was mainly driven by strong organic sales growth from resource plays at Greater Sierra, Cutbank Ridge and Southern Plains shallow gas in Canada and Mamm Creek in the U.S. Rockies, plus the acquisition of Tom Brown, Inc. (Tom Brown), which added an average of 275 million cubic feet per day during the quarter. EnCana’s third quarter oil and NGLs sales grew 19 percent to 259,000 barrels per day driven largely by sales growth from Canadian oilsands, Ecuador and the U.K. North Sea. Operating costs were $3.38 per BOE, down 4 percent from the third quarter of 2003. EnCana drilled 1,314 net wells in the third quarter. Core capital investment, excluding acquisitions and divestitures, was approximately $1.1 billion during the quarter.

Sales growth on track

EnCana is on track to achieve its 2004 sales guidance of between 725,000 and 765,000 BOE per day, which at the midpoint is a 15 percent increase from 2003 sales volumes. Projected sales are comprised of between 2.95 billion and 3.05 billion cubic feet of natural gas per day and between 235,000 and 255,000 barrels of oil and NGLs per day. Upstream core capital is expected to be in the range of $4,550 million and $4,850 million for 2004, unchanged from the company’s most recent guidance published in June 2004.

“EnCana continues to create exceptional value through investments in our portfolio of low-cost, long-life, North American resource plays. These unconventional assets are delivering unconventional production growth. In 2004 EnCana expects to achieve 15 percent sales growth, 80 percent of which is organic. Given our share buyback program in 2003 and 2004 to date, this would result in year-over-year sales growth of about 20 percent per share,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.

Third quarter gas price realizations up 11 percent, oil and NGLs price realizations up 55 percent

Third quarter realized pre-hedging North American natural gas prices were up about 11 percent from the third quarter of 2003 to $5.18 per thousand cubic feet. Realized pre-hedging oil and NGLs prices were up about 55 percent from the third quarter of 2003 to $32.83 per barrel.

Nine months cash flow exceeds $3.4 billion, sales up 21 percent

Pre-tax cash flow in the first nine months was $4,048 million, up 26 percent from the same 2003 period. After-tax, EnCana generated $3,489 million of cash flow, or $7.47 per share diluted, in the first nine months of 2004. This includes a cash tax provision in the first nine months of 2004 of $559 million, compared with a cash tax provision of $17 million in the same 2003 period. Daily sales in the first nine months averaged 758,000 BOE, up 21 percent from the first nine months of 2003. Daily sales were comprised of 2.96 billion cubic feet of gas and 265,000 barrels of oil and NGLs. In the first nine months, EnCana drilled 3,998 net wells, about 70 percent of the 5,500 net wells planned for 2004. Core capital investment, excluding acquisitions and divestitures, was $3,703 million for the first nine months of 2004.

Operating earnings in the first nine months were $1,403 million, up 32 percent

In the first nine months of 2004, EnCana achieved operating earnings of $1,403 million, or $3.00 per share diluted, up 32 percent from the first nine months of 2003. Net earnings in the first nine months were $933 million, or $2.00 per share diluted, which includes three non-cash items: an after-tax unrealized mark-to-market loss of $677 million, an after-tax unrealized gain on foreign exchange on US$ denominated debt issued in Canada of $98 million, and a $109 million gain due to tax rate changes. Nine month operating costs were $3.39 per BOE compared to $3.41 per BOE in the same period of 2003, which is in line with the full year 2004 operating cost forecast of between $3.30 and $3.50 per BOE. In the first nine months of 2004, revenues net of royalties were $8,026 million.

Consolidated EnCana Highlights
US$ and U.S. protocols

Financial Highlights
(as at and for the period ended September 30)
(US$ millions, except per share amounts)

				9	9
	Q3	Q3		months	months
	2004	2003	% Δ	2004	2003	% Δ
Revenues, net of royalties	2,458	2,291	+7	8,026	7,366	+9
Operating EBITDA [1]	1,484	1,072	+38	4,188	3,361	+25
Cash flow	1,363	977	+40	3,489	3,205	+9
Per share — basic	2.95	2.06	+43	7.57	6.71	+13
Per share — diluted	2.92	2.04	+43	7.47	6.63	+13
Add back:
Cash tax	124	51	+143	559	17	+3,188
Pre-tax cash flow	1,487	1,028	+45	4,048	3,222	+26
Capital investment
Core capital	1,098	1,340	-18	3,703	3,183	+16
Net acquisitions and divestitures [2]	(891)	96	-1,028	1,165	443	+163
Net capital investment — continuing operations	207	1,436	-86	4,868	3,626	+34
Net earnings	393	290	+36	933	1,934	-52
Per share — basic	0.85	0.61	+39	2.02	4.05	-50
Per share — diluted	0.84	0.61	+38	2.00	4.00	-50
Net earnings from continuing operations	393	286	+37	933	1,741	-46
Per share — basic	0.85	0.60	+42	2.02	3.64	-45
Per share — diluted	0.84	0.60	+40	2.00	3.60	-44
Add back:
Unrealized mark-to-market accounting loss, after-tax	321	—	n/a	677	—	n/a
Add back:
Unrealized foreign exchange (gain) related to translation of U.S. dollar debt, after-tax	(155)	(12)	+1,192	(98)	(320)	-69
Less:
Future tax (recovery) due to tax rate change	—	—	n/a	(109)	(362)	-70
Operating earnings	559	274	+104	1,403	1,059	+32
Per share — basic	1.21	0.58	+109	3.04	2.22	+37
Per share — diluted	1.20	0.57	+111	3.00	2.19	+37
Common shares at September 30 (millions)
Weighted average (basic)	461.7	473.4	-2	461.0	478.0	-4
Weighted average (diluted)	466.2	477.9	-2	467.1	483.7	-3

1 Operating EBITDA is net earnings from continuing operations before interest, income taxes, depreciation, depletion and amortization (DD&A), accretion of asset retirement obligation, foreign exchange loss (gain), gain on disposition and unrealized loss on risk management ($1,028 million, year-to-date, before tax).

2 Includes both property and corporate acquisitions and divestitures.

Operating Highlights
(for the period ended September 30)

				9	9
	Q3	Q3		months	months
	2004	2003	% Δ	2004	2003	% Δ
(After royalties)
Natural Gas (MMcf/d)
Production (excluding Tom Brown)	2,853	2,525	+13	2,824	2,490	+13
Tom Brown production	275	—	n/a	136	—	n/a
Produced gas withdrawn from storage	—	—	—	—	38	n/a

Total natural gas sales (MMcf/d)	3,128	2,525	+24	2,960	2,528	+17

Oil and NGLs sales (bbls/d)
North America	169,673	172,870	-2	168,750	163,008	+4
International	89,735	45,620	+97	95,922	44,595	+115

Total oil and NGLs sales (bbls/d)	259,408	218,490	+19	264,672	207,603	+27

Total sales (BOE/d)	780,741	639,323	+22	758,005	628,936	+21

Per share sales growth			+26			+26

Risk management strategy

EnCana’s market risk mitigation strategy is designed to deliver greater predictability of cash flow and returns on investment. EnCana has hedged approximately 40 percent, about 1.3 billion cubic feet per day, of its projected fourth quarter 2004 natural gas sales at an average NYMEX equivalent price of $5.47 per thousand cubic feet. In addition, about 200 million cubic feet per day is subject to NYMEX collars at an average floor price of $4.43 per thousand cubic feet and an average ceiling price of $6.42 per thousand cubic feet. The company has also entered into longer term basis hedges specifically for the purpose of protecting against high U.S. Rockies gas price basis differentials. About half of EnCana’s projected 2004 oil sales are hedged with swaps or costless collars between $20 and $26 per barrel of WTI. In addition, for the balance of 2004, EnCana has also purchased call options with an average price of US$46.64, allowing EnCana to participate in oil price upside above this level. Detailed risk management positions at September 30, 2004 are presented in Note 14 to the unaudited third quarter consolidated financial statements. In the third quarter, EnCana’s financial commodity and currency risk management measures resulted in realized gross revenue being lower by approximately $265 million, comprised of $221 million on oil sales and $44 million on gas sales.

Hedging impact expected to wane in 2005

Due to the dramatic increase in world oil prices in 2004 and EnCana’s use of swaps and costless collars, the company experienced a substantial loss on its 2004 hedging program. About one quarter of EnCana’s 2005 forecast oil sales is hedged with swaps or collars at approximately $29 per barrel. EnCana has also purchased call options for 2005 at an average price of $49.76 per barrel, allowing EnCana to participate in oil price upside above this level. About 17 percent of EnCana’s 2005 forecast gas sales is hedged with swaps and collars at prices ranging from $4.90 to $6.70 per thousand cubic feet; on one third of these swaps/collars, call options have been purchased at an average price of $7.69, which will allow EnCana to participate in gas price upside above this level. EnCana has also purchased NYMEX gas put options with a floor price of $5.00 per thousand cubic feet covering a further 13 percent of forecast natural gas sales for 2005. EnCana will continue to use a variety of hedging instruments for its 2005 program including employing put options. These provide downside protection but do not limit the opportunity for the company to capture commodity price upside.

Resource plays continue to deliver strong growth

Across North America, EnCana’s portfolio of long-life, low-decline resource plays continues to deliver double-digit oil and gas production growth. Daily third quarter production from EnCana’s key North American resource plays has increased about 31 percent since the same period in 2003. This growth was generated primarily by increased gas production at four resource plays: Mamm Creek in Colorado, Greater Sierra and Cutbank Ridge in northeast B.C., and Southern Plains shallow gas on legacy Suffield and Palliser Blocks in southern Alberta. Oil production increases are from Foster Creek and Pelican Lake in northeast Alberta.

Growth from key North American resource plays

Resource Play	Daily Production								Net Wells Drilled
	2004				2003				2004				2003
													Full
Natural gas (MMcf/d)	YTD	Q3	Q2	Q1	Q4	Q3	Q2	Q1	YTD	Q3	Q2	Q1	year
Canada
Southern Plains shallow gas	580	595	590	554	538	509	499	483	1,330	384	416	530	2,366
Greater Sierra	236	244	247	216	175	144	136	118	169	13	21	135	199
Cutbank Ridge	37	45	41	22	6	2	2	2	33	12	4	17	20
Coalbed methane	13	19	11	10	7	3	3	2	451	272	98	81	267
U.S.A. [3]
Jonah	384	373	387	394	389	376	356	375	49	17	21	11	59
Mamm Creek	205	220	203	191	175	126	112	86	196	65	65	66	259
North Texas	25	31	23	21	19	12	—	—	28	10	10	8	5
Oil (Mbbls/d) (Canada)
Foster Creek	29	29	30	28	26	22	20	19	4	—	—	4	8
Pelican Lake	17	22	15	15	15	16	17	15	92	33	30	29	134

3 Excludes Tom Brown production.

EnCana’s resource play production approaching 75 percent of North America portfolio

Throughout 2004, EnCana has been transitioning its North American asset portfolio to reduce the production contribution from mature conventional oil and gas assets in favour of increasing production from long-life, low-cost resource plays. This has been achieved three ways, first through the steady and focused investment in the company’s established resource plays, mainly at Mamm Creek, Jonah, Greater Sierra, Cutbank Ridge and in Southern Plains shallow gas. Second, the $2.7 billion acquisition of Tom Brown, which included a portfolio of U.S. resource plays, and third, the divestment of mature, Canadian conventional oil and gas assets have accelerated this transition. To date in 2004, EnCana has divested of conventional assets which were producing approximately 129 million cubic feet per day and 30,600 barrels of oil per day, plus other non-core assets, generating proceeds of about $1.36 billion. As a result of these transactions and the company’s focused investment strategy, EnCana’s proportion of production from resource plays has increased from about 60 percent in 2003 to close to 75 percent. Additional divestitures of conventional assets in Western Canada are planned, and the vast majority of new capital is expected to be allocated towards resource plays.

EnCana 2004 Divestitures to September 30

			Production
		Price	Oil & NGLs	Gas
Asset	Completed	($million)	(bbls/d)	(MMcf/d)	BOE/d
Petrovera (net)	February	287	17,500	15	20,000
Northeast B.C.	April	84	—	12	2,000
New Mexico	July	235	900	18	3,900
East/Central Alberta oil	September	380	11,800	30	16,800
Northeast Alberta gas	August	226	—	43	7,250
Sauer Drilling Co.	July	37	—	—	—
Other	Various	109	400	11	2,250

Total Sold		$1,358	30,600	129	52,200

Future gas growth underpinned by 25 trillion cubic feet of natural gas resources

In 2004, EnCana is on track to produce more than 1 trillion cubic feet of natural gas. As of December 31, 2003 and including the Tom Brown reserves acquired in May 2004, EnCana’s proved gas reserves exceeded 9.4 trillion cubic feet, yielding a reserve life index of approximately nine years. Beyond that, EnCana has identified approximately 16 trillion cubic feet of Unbooked Resource Potential, which EnCana defines as estimated quantities of hydrocarbons on existing company lands that are expected to be converted to proved reserves in the next five years.

“Our Unbooked Resource Potential is unique to EnCana because it is unique to resource plays. This potential is not dependent upon exploration success, as is the case with conventional plays. Rather this resource potential is on lands we currently own and where the resources have been estimated based on wells intended to be drilled over the next five years in geologically defined areas. EnCana has a proven track record of converting resource potential into proved reserves in a highly-efficient and cost effective manner. Our Unbooked Resource Potential is the key driver behind our steady growth in proved reserves and production. Together, the company’s proved reserves and Unbooked Resource Potential for natural gas totals 25 trillion cubic feet, which represents close to 25 years — a quarter century — of clearly visible resource life at current production rates. This is what underpins EnCana’s visible long-life, sustainable gas production growth,” Morgan said.

Corporate developments

Dividend $0.10 per share

EnCana’s board of directors has declared a quarterly dividend of $0.10 per share payable on December 31, 2004 to common shareholders of record as of December 15, 2004.

EnCana renews Normal Course Issuer Bid

EnCana has received approval for renewal of the company’s Normal Course Issuer Bid from Toronto Stock Exchange (TSX). Under the renewed bid, EnCana may purchase for cancellation up to 23,114,500 of its common shares, representing five percent of the approximately 462 million common shares outstanding as at October 15, 2004. In the past 12 months under its previous Normal Course Issuer Bid, EnCana purchased 9,105,000 common shares, representing approximately two percent of the company’s outstanding shares on October 14, 2003, at an average price of C$51.56 per common share. Purchases under the renewed bid may commence on October 29, 2004 and may be made until October 28, 2005. Purchases will be made on the open market through the facilities of the TSX in accordance with its policies, and may also be made through the facilities of the New York Stock Exchange (NYSE) in accordance with its rules. Approval of the bid is not required from the NYSE. The price to be paid will be the market price at the time of acquisition. EnCana believes that the purchase of its common shares will help create value for the company’s shareholders.

Financial strength

Balance Sheet Highlights
(US$ millions, except percent and ratio amounts)

	September 30, 2004	December 31, 2003
Total assets	29,673	24,110
Long-term debt	8,036	6,088
Shareholders’ equity	12,083	11,278
Net debt-to-capitalization ratio	43%	34%
Net Debt/Trailing EBITDA	2.1 times	1.3 times

To fund the Tom Brown acquisition, EnCana arranged a $3.0 billion credit facility, which was paid down to $846 million by the end of September. On July 29, EnCana made a public offering in the United States of US$250 million of 4.60% Notes due August 15, 2009 and US$750 million of 6.50% Notes due August 15, 2034. The net proceeds of the offering were used to repay a portion of EnCana’s existing bank and commercial paper indebtedness. These investment grade debt securities are rated A- Outlook Negative by Standard & Poor’s Ratings Services, Baa2 by Moody’s Investors Service and A(low) negative trend by Dominion Bond Rating Service (DBRS).

In the third quarter of 2004, EnCana invested $1,098 million of core capital, acquisitions totaled $49 million and divestitures were $940 million, resulting in net capital investment of $207 million.

CONFERENCE CALL TODAY

EnCana Corporation will host a conference call today, Wednesday, October 27, 2004 starting at 11 a.m., Mountain Time (1 p.m. Eastern Time), to discuss EnCana’s third quarter 2004 financial and operating results. To participate, please dial (913) 981-4903 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 5 p.m. on October 27, 2004 until midnight November 2, 2004 by dialing (888) 203-1112 or (719) 457-0820 and entering pass code 974614. A live audio Web cast of the conference call will also be available via EnCana’s Web site, , under Investor Relations. The Web cast will be archived for approximately 90 days.

Non-GAAP measures

This news release contains references to cash flow, pre-tax cash flow, operating EBITDA (net earnings from continuing operations before interest, income taxes, DD&A, accretion of asset retirement obligation, foreign exchange loss (gain), gain on disposition and unrealized loss on risk management), EBITDA and operating earnings, and the related basic and diluted per common share amounts as applicable, which are not measures that have any standardized meaning prescribed by Canadian GAAP and are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.

EnCana Corporation

With an enterprise value of approximately $30 billion, EnCana is one of the world’s leading independent oil and gas companies and North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are located in North America. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deep water Gulf of Mexico. International subsidiaries operate two key high potential international growth regions: Ecuador, where it is the largest private sector oil producer, and the U.K., where the portfolio includes the Buzzard oil field development. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION - EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S.

requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

Natural gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head.

EnCana Corporation resource descriptions

EnCana uses the terms resource play, estimated ultimate recovery, resource potential and unbooked resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana’s current stated estimates of unbooked resource potential use a five year time frame for their specified period of time.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: production, sales, reserves, and growth estimates for crude oil, natural gas and NGLs for 2004 and the next five years, including estimates calculated on a per share basis; the company’s ability to achieve its 2004 sales guidance; the company’s projections with respect to the percentage of production from resource plays in the future and the impact of increasing the company’s proportion of resource play assets on future decline rates and the reliability and predictability of resource and production growth; the resource potential, unbooked resource potential, production and growth potential, including the company’s plans therefor, and capital costs associated therewith with respect to EnCana’s various assets and initiatives, including assets and initiatives in North America, Ecuador, the U.K. central North Sea, the Gulf of Mexico and potential international exploration; estimates of resource life, including over the next 25 years; potential dispositions of assets in 2004 and beyond, including anticipated proceeds therefrom and the dates for receipt thereof; anticipated purchases pursuant to the company’s Normal Course Issuer Bid and the value of such bid to shareholders; the company’s projected capital investment levels for 2004, and the source of funding therefor; anticipated returns on capital; projected additional production from the Tom Brown, Inc. acquisition and the impact on production levels of proposed asset dispositions; the effect of the company’s risk management program, including the impact of derivative financial instruments; projected operating and administrative costs for 2004; projected DD&A rates for 2004 and beyond; projected levels of, and volatility of, crude oil and natural gas prices in 2004 and beyond and the potential causes therefor, including the impact which weather, the timing of new production, economic activity levels and political instability may have on commodity prices in the near term; projected tax rates and projected current taxes payable for 2004 and the impact of future unrealized foreign exchange gains and losses thereon and the adequacy of the company’s provision for taxes; projections with respect to the number of wells drilled and well tie-ins made in 2004; the impact of new oil and natural gas price hedging accounting standards, including their impact on the volatility of future reported net earnings; unbooked resource potential which may be recognized as proved reserves in the future; projections with respect to anticipated future cash flow levels; projections with respect to potential future drilling and service cost escalations; the impact of the company’s divestitures and potential divestitures on operating costs, netbacks and decline rates and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Tracy Weeks
Manager, Investor Relations
(403) 645-2007
Paul Gagne
Manager, Investor Relations
(403) 645-4737

Interim Consolidated Financial Statements
(unaudited)
For the period ended September 30, 2004

EnCana Corporation

U.S. DOLLARS

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		September 30
		Three Months Ended		Nine Months Ended
(US$ millions, except per share amounts)		2004	2003	2004	2003
REVENUES, NET OF ROYALTIES	(Note 5)
Upstream		$2,070	$1,509	$5,853	$4,651
Midstream & Marketing		889	781	3,206	2,713
Corporate		(501)	1	(1,033)	2

		2,458	2,291	8,026	7,366
EXPENSES	(Note 5)
Production and mineral taxes		97	33	258	131
Transportation and selling		144	125	468	375
Operating		382	322	1,081	960
Purchased product		800	692	2,909	2,406
Depreciation, depletion and amortization		694	525	2,051	1,497
Administrative		43	41	136	121
Interest, net		103	71	278	202
Accretion of asset retirement obligation	(Note 10)	8	5	20	15
Foreign exchange (gain)	(Note 7)	(288)	(20)	(209)	(436)
Stock-based compensation		5	6	14	12
Gain on dispositions	(Note 4)	—	—	(35)	—

		1,988	1,800	6,971	5,283

NET EARNINGS BEFORE INCOME TAX		470	491	1,055	2,083
Income tax expense	(Note 8)	77	205	122	342

NET EARNINGS FROM CONTINUING OPERATIONS		393	286	933	1,741
NET EARNINGS FROM DISCONTINUED OPERATIONS	(Note 6)	—	4	—	193

NET EARNINGS		$393	$290	$933	$1,934

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 13)
Basic		$0.85	$0.60	$2.02	$3.64
Diluted		$0.84	$0.60	$2.00	$3.60

NET EARNINGS PER COMMON SHARE	(Note 13)
Basic		$0.85	$0.61	$2.02	$4.05
Diluted		$0.84	$0.61	$2.00	$4.00

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

		Nine Months Ended
		September 30,
(US$ millions)		2004	2003
RETAINED EARNINGS, BEGINNING OF YEAR
As previously reported		$5,276	$3,457
Retroactive adjustment for changes in accounting policies		—	66

As restated		5,276	3,523
Net Earnings		933	1,934
Dividends on Common Shares		(137)	(103)
Charges for Normal Course Issuer Bid	(Note 11)	(126)	(360)

RETAINED EARNINGS, END OF PERIOD		$5,946	$4,994

See accompanying Notes to Consolidated Financial Statements.

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		September 30,	December 31,
(US$ millions)		2004	2003
ASSETS
Current Assets
Cash and cash equivalents		$107	$148
Accounts receivable and accrued revenues		2,066	1,367
Risk management	(Note 14)	84	—
Inventories		700	573

		2,957	2,088
Property, Plant and Equipment, net	(Note 5)	23,623	19,545
Investments and Other Assets		637	566
Risk Management	(Note 14)	46	—
Goodwill		2,410	1,911

	(Note 5)	$29,673	$24,110

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,059	$1,579
Risk management	(Note 14)	800	—
Income tax payable		526	65
Current portion of long-term debt	(Note 9)	550	287

		3,935	1,931
Long-Term Debt	(Note 9)	8,036	6,088
Other Liabilities		85	21
Risk Management	(Note 14)	332	—
Asset Retirement Obligation	(Note 10)	490	430
Future Income Taxes		4,712	4,362

		17,590	12,832

Shareholders’ Equity
Share capital	(Note 11)	5,412	5,305
Share options, net		21	55
Paid in surplus		53	18
Retained earnings		5,946	5,276
Foreign currency translation adjustment		651	624

		12,083	11,278

		$29,673	$24,110

See accompanying Notes to Consolidated Financial Statements.

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		September 30
		Three Months Ended		Nine Months Ended
(US$ millions)		2004	2003	2004	2003
OPERATING ACTIVITIES
Net earnings from continuing operations		$393	$286	$933	$1,741
Depreciation, depletion and amortization		694	525	2,051	1,497
Future income taxes	(Note 8)	(47)	154	(437)	325
Unrealized loss on risk management	(Note 14)	497	—	1,028	—
Unrealized foreign exchange (gain)	(Note 7)	(193)	(15)	(122)	(404)
Accretion of asset retirement obligation	(Note 10)	8	5	20	15
Gain on dispositions	(Note 4)	—	—	(35)	—
Other		11	18	51	29

Cash flow from continuing operations		1,363	973	3,489	3,203
Cash flow from discontinued operations		—	4	—	2

Cash flow		1,363	977	3,489	3,205
Net change in other assets and liabilities		(25)	(111)	(71)	(82)
Net change in non-cash working capital from continuing operations		(276)	159	(103)	200
Net change in non-cash working capital from discontinued operations		—	(3)	—	54

		1,062	1,022	3,315	3,377

INVESTING ACTIVITIES
Business combination with Tom Brown, Inc.	(Note 3)	—	—	(2,335)	—
Capital expenditures	(Note 5)	(1,147)	(1,345)	(3,892)	(3,438)
Proceeds on disposal of assets		941	—	1,072	19
Dispositions (acquisitions)	(Note 4)	(1)	(91)	287	(207)
Equity investments	(Note 4)	8	(25)	52	(158)
Net change in investments and other		(46)	(41)	(68)	(68)
Net change in non-cash working capital from continuing operations		(24)	46	(70)	(112)
Discontinued operations		—	307	—	1,585

		(269)	(1,149)	(4,954)	(2,379)

FINANCING ACTIVITIES
Net (repayment) issuance of revolving long-term debt		(662)	722	(215)	262
Issuance of long-term debt		1,000	—	3,761	—
Repayment of long-term debt		(1,205)	(71)	(1,754)	(142)
Issuance of common shares	(Note 11)	30	12	184	95
Purchase of common shares	(Note 11)	—	(560)	(230)	(682)
Dividends on common shares		(45)	(35)	(137)	(103)
Other		(6)	8	(11)	(5)
Discontinued operations		—	—	—	(282)

		(888)	76	1,598	(857)

DEDUCT: FOREIGN EXCHANGE LOSS ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		—	1	—	9

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(95)	(52)	(41)	132
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		202	300	148	116

CASH AND CASH EQUIVALENTS, END OF PERIOD		$107	$248	$107	$248

See accompanying Notes to Consolidated Financial Statements.

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

(All amounts in US$ millions unless otherwise specified)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, natural gas liquids and crude oil, as well as natural gas storage operations, natural gas liquids processing and power generation operations.

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2003, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2003.

2. CHANGE IN ACCOUNTING POLICIES AND PRACTICES

Hedging Relationships

On January 1, 2004, the Company adopted the amendments made to Accounting Guideline 13 (“AcG - 13”) “Hedging Relationships”, and EIC 128, “Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments”. Derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. The Company has elected not to designate any of its price risk management activities in place at September 30, 2004 as accounting hedges under AcG - 13 and, accordingly, will account for all these non-hedging derivatives using the mark-to-market accounting method. The impact on the Company’s Consolidated Financial Statements at January 1, 2004 resulted in the recognition of risk management assets with a fair value of $145 million, risk management liabilities with a fair value of $380 million and a net deferred loss of $235 million which will be recognized into net earnings as the contracts expire. At September 30, 2004, it is estimated that over the following 12 months, $42 million ($30 million, net of tax) will be reclassified into net earnings from net deferred losses.

The following table presents the deferred amounts expected to be recognized in net earnings as unrealized gains/(losses) over the years 2004 to 2008:

Unrealized
Gain/(Loss)
2004
Quarter 4	$(64)

Total remaining to be recognized in 2004	$(64)

2005
Quarter 1	$—
Quarter 2	13
Quarter 3	9
Quarter 4	9

Total to be recognized in 2005	$31

2006	24
2007	15
2008	1

Total to be recognized in 2006 to 2008	$40

Total to be recognized	$7

At September 30, 2004, the remaining net deferred loss totalled $7 million of which $72 million was recorded in Accounts receivable and accrued revenues, $3 million in Investments and other assets, $30 million in Accounts payable and accrued liabilities and $52 million in Other liabilities.

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

3. BUSINESS COMBINATION WITH TOM BROWN, INC.

In May 2004, the Company completed the tender offer for the common shares of Tom Brown, Inc., a Denver based independent energy company for total cash consideration of $2.3 billion.

The business combination has been accounted for using the purchase method with results of operations of Tom Brown, Inc. included in the Consolidated Financial Statements from the date of acquisition.

The calculation of the purchase price and the preliminary allocation to assets and liabilities is shown below. The purchase price and goodwill allocation is preliminary because certain items such as determination of the final tax bases and fair values of the assets and liabilities as of the acquisition date have not been completed.

Calculation of Purchase Price
Cash paid for common shares of Tom Brown, Inc.	$2,341
Transaction costs	13

Total purchase price	$2,354
Plus: Fair value of liabilities assumed
Current liabilities	276
Long-term debt	406
Other non-current liabilities	39
Future income taxes	710

Total Purchase Price and Liabilities Assumed	$3,785

Fair Value of Assets Acquired
Current assets (including cash acquired of $19 million)	$440
Property, plant, and equipment	2,879
Other non-current assets	9
Goodwill	457

Total Fair Value of Assets Acquired	$3,785

Included in current assets as Assets held for sale is $278 million related to the value of certain oil and gas properties located in west Texas and southwestern New Mexico and the assets of Sauer Drilling Company, a subsidiary of Tom Brown, Inc., which the Company has entered into purchase and sale agreements. These sales were completed on July 30, 2004.

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

4. DISPOSITIONS (ACQUISITIONS)

In March 2004, the Company sold its investment in a well servicing company for approximately $44 million, recording a gain on sale of $34 million.

On February 18, 2004, the Company sold its 53.3 percent interest in Petrovera Resources (“Petrovera”) for approximately $287 million, including working capital adjustments. In order to facilitate the transaction, EnCana purchased the 46.7 percent interest of its partner for approximately $253 million, including working capital adjustments, and then sold the 100 percent interest in Petrovera for a total of approximately $540 million, including working capital adjustments. There was no gain or loss recorded on this sale.

On January 31, 2003, the Company acquired the Ecuadorian interests of Vintage Petroleum Inc. (“Vintage”) for net cash consideration of $116 million. On July 18, 2003, the Company acquired the common shares of Savannah Energy Inc. (“Savannah”) for net cash consideration of $91 million. Savannah’s operations are in Texas, USA. These purchases were accounted for using the purchase method with the results reflected in the consolidated results of EnCana from the dates of acquisition.

Other dispositions of discontinued operations are disclosed in Note 6.

5. SEGMENTED INFORMATION

The Company has defined its continuing operations into the following segments:

•	Upstream includes the Company’s exploration for, and development and production of, natural gas, natural gas liquids and crude oil and other related activities. The majority of the Company’s Upstream operations are located in Canada, the United States, the United Kingdom and Ecuador. International new venture exploration is mainly focused on opportunities in Africa, South America and the Middle East.

•	Midstream & Marketing includes natural gas storage operations, natural gas liquids processing and power generation operations, as well as marketing activities. These marketing activities include the sale and delivery of produced product and the purchasing of third party product primarily for the optimization of midstream assets, as well as the optimization of transportation arrangements not fully utilized for the Company’s own production.

•	Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Midstream & Marketing purchases all of the Company’s North American Upstream production. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

Operations that have been discontinued are disclosed in Note 6.

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

5. SEGMENTED INFORMATION (continued)

Results of Operations (For the three months ended September 30)

	Upstream		Midstream & Marketing
	2004	2003	2004	2003
Revenues, Net of Royalties	$2,070	$1,509	$889	$781
Expenses
Production and mineral taxes	97	33	—	—
Transportation and selling	140	114	4	11
Operating	304	258	77	64
Purchased product	—	—	800	692
Depreciation, depletion and amortization	672	502	8	9

Segment Income	$857	$602	$—	$5

	Corporate		Consolidated
	2004	2003	2004	2003
Revenues, Net of Royalties *	$(501)	$1	$2,458	$2,291
Expenses
Production and mineral taxes	—	—	97	33
Transportation and selling	—	—	144	125
Operating	1	—	382	322
Purchased product	—	—	800	692
Depreciation, depletion and amortization	14	14	694	525

Segment Income	$(516)	$(13)	341	594

Administrative			43	41
Interest, net			103	71
Accretion of asset retirement obligation			8	5
Foreign exchange (gain)			(288)	(20)
Stock-based compensation			5	6
Gain on dispositions			—	—

			(129)	103

Net Earnings Before Income Tax			470	491
Income tax expense			77	205

Net Earnings from Continuing Operations			$393	$286

* Corporate revenue primarily reflects unrealized gains or losses recorded on derivative instruments. See also Note 14.

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

5. SEGMENTED INFORMATION (continued)

Results of Operations (For the three months ended September 30)

Upstream	Canada		United States		Ecuador
	2004	2003	2004	2003	2004	2003
Revenues, Net of Royalties	$1,283	$1,072	$512	$281	$159	$81
Expenses
Production and mineral taxes	23	4	56	28	18	1
Transportation and selling	91	80	23	22	16	9
Operating	170	170	32	18	30	16
Depreciation, depletion and amortization	445	377	131	78	63	33

Segment Income	$554	$441	$270	$135	$32	$22

	U.K. North Sea		Other		Total Upstream
	2004	2003	2004	2003	2004	2003
Revenues, Net of Royalties	$50	$17	$66	$58	$2,070	$1,509
Expenses
Production and mineral taxes	—	—	—	—	97	33
Transportation and selling	10	3	—	—	140	114
Operating	12	3	60	51	304	258
Depreciation, depletion and amortization	26	12	7	2	672	502

Segment Income	$2	$(1)	$(1)	$5	$857	$602

					Total Midstream
Midstream & Marketing	Midstream		Marketing		& Marketing
	2004	2003	2004	2003	2004	2003
Revenues	$158	$180	$731	$601	$889	$781
Expenses
Transportation and selling	—	—	4	11	4	11
Operating	65	57	12	7	77	64
Purchased product	88	112	712	580	800	692
Depreciation, depletion and amortization	8	7	—	2	8	9

Segment Income	$(3)	$4	$3	$1	$—	$5

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

5. SEGMENTED INFORMATION (continued)

Upstream Geographic and Product Information (For the three months ended September 30)

Produced Gas	Produced Gas
	Canada		United States		U.K. North Sea		Total
	2004	2003	2004	2003	2004	2003	2004	2003
Revenues, Net of Royalties	$970	$806	$462	$259	$10	$2	$1,442	$1,067
Expenses
Production and mineral taxes	18	15	51	25	—	—	69	40
Transportation and selling	72	71	23	22	7	1	102	94
Operating	99	89	32	18	—	—	131	107

Operating Cash Flow	$781	$631	$356	$194	$3	$1	$1,140	$826

Oil & NGLs	Oil & NGLs
	Canada		United States		Ecuador
	2004	2003	2004	2003	2004	2003
Revenues, Net of Royalties	$313	$266	$50	$22	$159	$81
Expenses
Production and mineral taxes	5	(11)	5	3	18	1
Transportation and selling	19	9	—	—	16	9
Operating	71	81	—	—	30	16

Operating Cash Flow	$218	$187	$45	$19	$95	$55

	Oil & NGLs
	U.K. North Sea		Total
	2004	2003	2004	2003
Revenues, Net of Royalties	$40	$15	$562	$384
Expenses
Production and mineral taxes	—	—	28	(7)
Transportation and selling	3	2	38	20
Operating	12	3	113	100

Operating Cash Flow	$25	$10	$383	$271

Other & Total Upstream	Other		Total Upstream
	2004	2003	2004	2003
Revenues, Net of Royalties	$66	$58	$2,070	$1,509
Expenses
Production and mineral taxes	—	—	97	33
Transportation and selling	—	—	140	114
Operating	60	51	304	258

Operating Cash Flow	$6	$7	$1,529	$1,104

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

5. SEGMENTED INFORMATION (continued)

Results of Operations (For the nine months ended September 30)

	Upstream		Midstream & Marketing
	2004	2003	2004	2003
Revenues, Net of Royalties	$5,853	$4,651	$3,206	$2,713
Expenses
Production and mineral taxes	258	131	—	—
Transportation and selling	448	331	20	44
Operating	861	719	224	241
Purchased product	—	—	2,909	2,406
Depreciation, depletion and amortization	1,947	1,444	60	21

Segment Income	$2,339	$2,026	$(7)	$1

	Corporate		Consolidated
	2004	2003	2004	2003
Revenues, Net of Royalties *	$(1,033)	$2	$8,026	$7,366
Expenses
Production and mineral taxes	—	—	258	131
Transportation and selling	—	—	468	375
Operating	(4)	—	1,081	960
Purchased product	—	—	2,909	2,406
Depreciation, depletion and amortization	44	32	2,051	1,497

Segment Income	$(1,073)	$(30)	1,259	1,997

Administrative			136	121
Interest, net			278	202
Accretion of asset retirement obligation			20	15
Foreign exchange (gain)			(209)	(436)
Stock-based compensation			14	12
Gain on dispositions			(35)	—

			204	(86)

Net Earnings Before Income Tax			1,055	2,083
Income tax expense			122	342

Net Earnings from Continuing Operations			$933	$1,741

* Corporate revenue primarily reflects unrealized gains or losses recorded on derivative instruments. See also Note 14.

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

5. SEGMENTED INFORMATION (continued)

Results of Operations (For the nine months ended September 30)

Upstream	Canada		United States		Ecuador
	2004	2003	2004	2003	2004	2003
Revenues, Net of Royalties	$3,770	$3,343	$1,313	$845	$432	$243
Expenses
Production and mineral taxes	61	33	155	81	42	17
Transportation and selling	277	241	93	56	49	24
Operating	505	482	80	43	89	50
Depreciation, depletion and amortization	1,296	1,089	330	211	197	87

Segment Income	$1,631	$1,498	$655	$454	$55	$65

Transportation and selling for the United States includes a one-time payment of $21 million made in Q2 2004 to terminate a long-term physical delivery contract.

	U.K. North Sea		Other		Total Upstream
	2004	2003	2004	2003	2004	2003
Revenues, Net of Royalties	$168	$73	$170	$147	$5,853	$4,651
Expenses
Production and mineral taxes	—	—	—	—	258	131
Transportation and selling	29	10	—	—	448	331
Operating	32	10	155	134	861	719
Depreciation, depletion and amortization	93	53	31	4	1,947	1,444

Segment Income	$14	$—	$(16)	$9	$2,339	$2,026

					Total Midstream
Midstream & Marketing	Midstream		Marketing		& Marketing
	2004	2003	2004	2003	2004	2003
Revenues	$881	$649	$2,325	$2,064	$3,206	$2,713
Expenses
Transportation and selling	—	—	20	44	20	44
Operating	192	188	32	53	224	241
Purchased product	655	423	2,254	1,983	2,909	2,406
Depreciation, depletion and amortization	58	18	2	3	60	21

Segment Income	$(24)	$20	$17	$(19)	$(7)	$1

Midstream Depreciation, depletion and amortization includes a $35 million impairment charge made in Q2 2004 on the Company’s interest in Oleoducto Trasandino in Argentina and Chile.

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

5. SEGMENTED INFORMATION (continued)

Upstream Geographic and Product Information (For the nine months ended September 30)

	Produced Gas
	Canada		United States		U.K. North Sea		Total
Produced Gas	2004	2003	2004	2003	2004	2003	2004	2003
Revenues, Net of Royalties	$2,887	$2,534	$1,198	$776	$36	$8	$4,121	$3,318
Expenses
Production and mineral taxes	46	33	142	77	—	—	188	110
Transportation and selling	222	193	93	56	19	6	334	255
Operating	297	258	80	43	—	—	377	301

Operating Cash Flow	$2,322	$2,050	$883	$600	$17	$2	$3,222	$2,652

Transportation and selling for the United States includes a one-time payment of $21 million made in Q2 2004 to terminate a long-term physical delivery contract.

	Oil & NGLs
	Canada		United States		Ecuador
Oil & NGLs	2004	2003	2004	2003	2004	2003
Revenues, Net of Royalties	$883	$809	$115	$69	$432	$243
Expenses
Production and mineral taxes	15	—	13	4	42	17
Transportation and selling	55	48	—	—	49	24
Operating	208	224	—	—	89	50

Operating Cash Flow	$605	$537	$102	$65	$252	$152

	Oil & NGLs
	U.K. North Sea		Total
	2004	2003	2004	2003
Revenues, Net of Royalties	$132	$65	$1,562	$1,186
Expenses
Production and mineral taxes	—	—	70	21
Transportation and selling	10	4	114	76
Operating	32	10	329	284

Operating Cash Flow	$90	$51	$1,049	$805

	Other		Total Upstream
Other & Total Upstream	2004	2003	2004	2003
Revenues, Net of Royalties	$170	$147	$5,853	$4,651
Expenses
Production and mineral taxes	—	—	258	131
Transportation and selling	—	—	448	331
Operating	155	134	861	719

Operating Cash Flow	$15	$13	$4,286	$3,470

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

5. SEGMENTED INFORMATION (continued)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Capital Expenditures	2004	2003	2004	2003
Upstream
Canada	$634	$901	$2,337	$2,287
United States	328	280	854	626
Ecuador	53	65	163	172
United Kingdom	92	19	421	45
Other Countries	15	15	49	63

	1,122	1,280	3,824	3,193
Midstream & Marketing	15	58	40	207
Corporate	10	7	28	38

Total	$1,147	$1,345	$3,892	$3,438

	Property, Plant and Equipment		Total Assets
	As at		As at
	September 30,	December 31,	September 30,	December 31,
Property, Plant and Equipment and Total Assets	2004	2003	2004	2003
Upstream	$22,590	$18,532	$27,030	$21,742
Midstream & Marketing	808	784	1,977	1,879
Corporate	225	229	666	489

Total	$23,623	$19,545	$29,673	$24,110

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

6. DISCONTINUED OPERATIONS

On February 28, 2003, the Company completed the sale of its 10 percent working interest in the Syncrude Joint Venture (“Syncrude”) to Canadian Oil Sands Limited for net cash consideration of C$1,026 million ($690 million). On July 10, 2003, the Company completed the sale of the remaining 3.75 percent interest in Syncrude and a gross overriding royalty for net cash consideration of C$427 million ($309 million). There was no gain or loss on this sale.

On January 2, 2003 and January 9, 2003, the Company completed the sales of its interests in the Cold Lake Pipeline System and Express Pipeline System for total consideration of approximately C$1.6 billion ($1 billion), including assumption of related long-term debt by the purchaser, and recorded an after-tax gain on sale of C$263 million ($169 million).

As all discontinued operations have either been disposed of or wind up has been completed by December 31, 2003, there are no remaining assets or liabilities on the Consolidated Balance Sheet. The following tables present the effect of the discontinued operations on the Consolidated Statement of Earnings for 2003:

Consolidated Statement of Earnings

	For the three months ended
	September 30, 2003
		Midstream -
	Syncrude	Pipelines	Total
Revenues, Net of Royalties	$8	$—	$8

Expenses
Transportation and selling	—	—	—
Operating	4	—	4
Depreciation, depletion and amortization	1	—	1
Gain on discontinuance	—	—	—

	5	—	5

Net Earnings Before Income Tax	3	—	3
Income tax expense	(1)	—	(1)

Net Earnings from Discontinued Operations	$4	$—	$4

Consolidated Statement of Earnings

	For the nine months ended
	September 30, 2003
		Midstream -
	Syncrude	Pipelines	Total
Revenues, Net of Royalties	$87	$—	$87

Expenses
Transportation and selling	2	—	2
Operating	46	—	46
Depreciation, depletion and amortization	7	—	7
Gain on discontinuance	—	(220)	(220)

	55	(220)	(165)

Net Earnings Before Income Tax	32	220	252
Income tax expense	8	51	59

Net Earnings from Discontinued Operations	$24	$169	$193

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

7. FOREIGN EXCHANGE (GAIN)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Unrealized Foreign Exchange (Gain) on Translation of U.S. Dollar Debt Issued in Canada	$(193)	$(15)	$(122)	$(404)
Realized Foreign Exchange (Gain)	(95)	(5)	(87)	(32)

	$(288)	$(20)	$(209)	$(436)

8. INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Current
Canada	$76	$31	$441	$(18)
United States	3	10	18	10
Ecuador	44	8	98	21
United Kingdom	—	1	—	3
Other	1	1	2	1

Total Current Tax	124	51	559	17
Future	(47)	154	(328)	687
Future Tax Rate Reductions *	—	—	(109)	(362)

Total Future Tax	(47)	154	(437)	325

	$77	$205	$122	$342

* On March 31, 2004, the Alberta government substantively enacted the income tax rate reduction previously announced in February 2004.

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Net Earnings Before Income Tax	$470	$491	$1,055	$2,083
Canadian Statutory Rate	39.1%	41.0%	39.1%	41.0%

Expected Income Taxes	184	201	413	853
Effect on Taxes Resulting from:
Non-deductible Canadian crown payments	51	44	154	176
Canadian resource allowance	(57)	(56)	(173)	(206)
Canadian resource allowance on unrealized risk management losses	13	—	40	—
Statutory and other rate differences	(19)	1	(49)	(23)
Effect of tax rate changes	—	—	(109)	(362)
Non-taxable capital gains	(55)	(1)	(41)	(71)
Previously unrecognized capital losses	(5)	(71)	10	(71)
Tax basis retained on dispositions	(59)	—	(162)	—
Large corporations tax	6	8	13	25
Other	18	79	26	21

	$77	$205	$122	$342

Effective Tax Rate	16.4%	41.8%	11.6%	16.4%

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

9. LONG-TERM DEBT

	As at	As at
	September 30,	December 31,
	2004	2003
Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,509	$1,425
Unsecured notes and debentures	1,325	1,335
Preferred securities	—	252

	2,834	3,012

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	965	417
Unsecured notes and debentures	4,716	2,713
Preferred securities	—	150

	5,681	3,280

Increase in Value of Debt Acquired *	71	83
Current Portion of Long-Term Debt	(550)	(287)

	$8,036	$6,088

* Certain of the notes and debentures of the Company were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 22 years.

To fund the acquisition of Tom Brown, Inc., the Company arranged a $3 billion non-revolving term loan facility with a group of the Company’s lenders. The facility size has been reduced to an outstanding amount of $846 million as at September 30, 2004. The remaining facility amount is to be reduced to $450 million by August 20, 2005 and to zero on May 20, 2006.

During the quarter, the Company completed an issue of notes under its shelf prospectus. The US$250 million notes are due in 2009 and bear interest at 4.60%. The US$750 million notes are due in 2034 and bear interest at 6.50%. The proceeds from the note issue were used to repay bank and commercial paper indebtedness. In addition, the Company also redeemed, at par value, the C$200 million 8.50% Preferred Securities and the US$150 million 9.50% Preferred Securities.

10. ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	As at	As at
	September 30,	December 31,
	2004	2003
Asset Retirement Obligation, Beginning of Year	$430	$309
Liabilities Incurred	64	64
Liabilities Settled	(9)	(23)
Liabilities Disposed	(35)	—
Accretion Expense	20	19
Other	20	61

Asset Retirement Obligation, End of Period	$490	$430

Interim Report	PREPARED IN US$

For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

11. SHARE CAPITAL

	September 30, 2004		December 31, 2003
(millions)	Number	Amount	Number	Amount
Common Shares Outstanding, Beginning of Year	460.6	$5,305	478.9	$5,511
Shares Issued under Option Plans	6.9	184	5.5	114
Shares Repurchased	(5.5)	(77)	(23.8)	(320)

Common Shares Outstanding, End of Period	462.0	$5,412	460.6	$5,305

To September 30, 2004, the Company purchased, for cancellation, 5,490,000 Common Shares for total consideration of approximately C$304 million ($230 million). Of the amount paid, C$101 million ($77 million) was charged to Share capital, C$36 million ($27 million) was charged to Paid in surplus and C$167 million ($126 million) was charged to Retained earnings.

The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under previous successor and/or related company replacement plans expire ten years from the date the options were granted.

The following tables summarize the information about options to purchase Common Shares at September 30, 2004:

		Weighted Average
	Stock Options	Exercise Price
	(millions)	(C$)
Outstanding, Beginning of Year	28.8	43.13
Exercised	(6.9)	35.46
Forfeited	(0.6)	47.30

Outstanding, End of Period	21.3	45.42

Exercisable, End of Period	13.4	43.90

	Outstanding Options			Exercisable Options
	Number of Options	Weighted Average Remaining	Weighted Average Exercise	Number of Options Outstanding	Weighted Average
Range of Exercise Price (C$)	Outstanding (millions)	Contractual Life (years)	Price (C$)	(millions)	Exercise Price (C$)
13.50 to 19.99	0.4	0.6	18.62	0.4	18.62
20.00 to 24.99	0.8	1.1	22.53	0.8	22.53
25.00 to 29.99	0.7	1.2	26.23	0.7	26.23
30.00 to 43.99	0.7	1.7	39.87	0.6	39.41
44.00 to 53.00	18.7	3.1	47.96	10.9	47.87

	21.3	2.4	45.42	13.4	43.90

The Company has recorded stock-based compensation expense in the Consolidated Statement of Earnings for stock options granted to employees and directors in 2003 using the fair-value method. Stock options granted in 2004 have an associated Tandem Share Appreciation Right attached. Compensation expense has not been recorded in the Consolidated Statement of Earnings related to stock options granted prior to 2003. If the Company had applied the fair-value method to options granted prior to 2003, pro forma Net Earnings and Net Earnings per Common Share for the three months ended September 30, 2004 would have been $384 million; $0.83 per common share — basic; $0.82 per common share - diluted (2003 — $281 million; $0.59 per common share — basic; $0.59 per common share — diluted). Pro forma Net Earnings and Net Earnings per Common Share for the nine months ended September 30, 2004 would have been $906 million; $1.97 per common share — basic; $1.94 per common share — diluted (2003 - $1,908 million; $3.99 per common share — basic; $3.94 per common share - diluted).

Interim Report	PREPARED IN US$

For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

11. SHARE CAPITAL (continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

September 30,
2003
Weighted Average Fair Value of Options Granted (C$)	$12.21
Risk Free Interest Rate	3.89%
Expected Lives (years)	3.00
Expected Volatility	0.33
Annual Dividend per Share (C$)	$0.40

12. COMPENSATION PLANS

The tables below outline certain information related to the Company’s compensation plans at September 30, 2004. Additional information is contained in Note 16 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2003.

A) Pensions

The following table summarizes the net benefit plan expense:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Current Service Cost	$1	$2	$4	$5
Interest Cost	3	3	9	9
Expected Return on Plan Assets	(2)	(2)	(8)	(7)
Amortization of Net Actuarial Loss	1	1	3	3
Amortization of Transitional Obligation	—	(1)	(1)	(2)
Amortization of Past Service Cost	—	—	1	1
Expense for Defined Contribution Plan	3	3	10	9

Net Benefit Plan Expense	$6	$6	$18	$18

At September 30, 2004, $17 million has been contributed to the pension plans and the Company expects to make no additional contributions during the remainder of 2004.

B) Share Appreciation Rights (“SAR’s”)

The following table summarizes the information about SAR’s at September 30, 2004:

		Weighted Average
	Outstanding SAR’s	Exercise Price ($)
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,175,070	35.87
Exercised	(497,785)	35.15
Forfeited	(11,040)	29.25

Outstanding, End of Period	666,245	36.52

Exercisable, End of Period	666,245	36.52

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	753,417	28.98
Exercised	(279,258)	29.27
Forfeited	(1,472)	24.08

Outstanding, End of Period	472,687	28.82

Exercisable, End of Period	472,687	28.82

Interim Report	PREPARED IN US$

For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

12. COMPENSATION PLANS (continued)

B) Share Appreciation Rights (“SAR’s”) (continued)

The following table summarizes the information about Tandem SAR’s at September 30, 2004:

	Outstanding Tandem	Weighted Average
	SAR’s	Exercise Price (C$)
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—
Granted	976,650	54.58
Forfeited	(77,500)	54.24

Outstanding, End of Period	899,150	54.61

Exercisable, End of Period	—	—

C) Deferred Share Units (“DSU’s”)

The following table summarizes the information about DSU’s at September 30, 2004:

		Weighted Average
	Outstanding DSU’s	Exercise Price (C$)
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	319,250	48.68
Granted, Directors	58,145	53.69
Granted, Senior Executives	1,686	57.54

Outstanding, End of Period	379,081	49.49

Exercisable, End of Period	297,874	51.82

D) Performance Share Units (“PSU’s”)

The following table summarizes the information about PSU’s at September 30, 2004:

		Weighted Average
	Outstanding PSU’s	Exercise Price ($)
Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	126,283	46.52
Granted	1,687,571	53.97
Forfeited	(70,540)	53.17

Outstanding, End of Period	1,743,314	53.46

Exercisable, End of Period	—	—

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	—	—
Granted	249,830	41.12
Forfeited	(19,547)	41.12

Outstanding, End of Period	230,283	41.12

Exercisable, End of Period	—	—

Interim Report	PREPARED IN US$

For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

13. PER SHARE AMOUNTS

The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended				Nine Months Ended
	March 31,	June 30,	September 30,		September 30,
(millions)	2004	2004	2004	2003	2004	2003
Weighted Average Common Shares Outstanding — Basic	460.9	460.3	461.7	473.4	461.0	478.0
Effect of Dilutive Securities	6.2	5.2	4.5	4.5	6.1	5.7

Weighted Average Common Shares Outstanding — Diluted	467.1	465.5	466.2	477.9	467.1	483.7

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

As a means of managing commodity price volatility, the Company has entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments only.

As discussed in Note 2, on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded on the Consolidated Balance Sheet with an offsetting net deferred loss amount. The deferred loss is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded on the Consolidated Balance Sheet with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third party market indications and forecasts.

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2004 to September 30, 2004:

			Net Deferred
			Amounts Recognized		Total Unrealized
		Acquired	on Transition	Fair Market Value	Gain/(Loss)
Fair Value of Contracts, January 1, 2004	(Note 2)	$—	$235	$(235)	$—
Fair Value of Contracts Acquired with Tom Brown, Inc., Net of Amortization		5	—	(5)	—
Change in Fair Value of Contracts Still Outstanding at September 30, 2004		—	—	(328)	(328)
Fair Value of Contracts Realized During the Period		—	(242)	242	—
Fair Value of Contracts Entered into During the Period		—	—	(700)	(700)

Fair Value of Contracts Outstanding		$5	$(7)	$(1,026)	$(1,028)

Premiums Paid on Collars and Options				24

Fair Value of Contracts Outstanding and Premiums Paid, End of Period				$(1,002)

The total realized loss recognized in net earnings for the quarter and year-to-date ended September 30, 2004 was $256 million ($173 million, net of tax) and $664 million ($449 million, net of tax), respectively.

Interim Report	PREPARED IN US$

For the period ended September 30, 2004

EnCana Corporation
Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

At September 30, 2004, the net deferred amounts recognized on transition and the risk management amounts are recorded on the Consolidated Balance Sheet as follows:

As at
September 30, 2004
Deferred Amounts Recognized on Transition
Accounts receivable and accrued revenues	$72
Investments and other assets	3
Accounts payable and accrued liabilities	30
Other liabilities	52

Total Net Deferred Loss	$(7)

Risk Management
Current asset	$84
Long-term asset	46
Current liability	800
Long-term liability	332

Total Net Risk Management Liability	$(1,002)

A summary of all unrealized estimated fair value financial positions is as follows:

As at
September 30, 2004
Commodity Price Risk
Natural gas	$(500)
Crude oil	(537)
Power	6
Foreign Currency Risk	—
Interest Rate Risk	29

$(1,002)

Information with respect to power, foreign currency risk and interest rate risk contracts in place at December 31, 2003 is disclosed in Note 17 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at September 30, 2004.

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Natural Gas

At September 30, 2004, the Company’s gas risk management activities for financial contracts had an unrealized loss of $(495) million and a fair market value position of $(500) million. The contracts were as follows:

	Notional Volumes
	(MMcf/d)	Term	Average Price		Fair Market Value
Sales Contracts
Fixed Price Contracts
Fixed AECO price	454	2004	6.19	C$/Mcf	$(34)
NYMEX Fixed price	702	2004	5.15	US$/Mcf	(96)
Colorado Interstate Gas (CIG)	52	2004	5.55	US$/Mcf	(1)
Other (1)	162	2004	5.57	US$/Mcf	(10)
NYMEX Fixed Price	180	2005	5.66	US$/Mcf	(79)
Colorado Interstate Gas (CIG)	113	2005	4.87	US$/Mcf	(51)
Other (1)	110	2005	5.21	US$/Mcf	(50)
NYMEX Fixed Price	525	2006	5.66	US$/Mcf	(99)
Colorado Interstate Gas (CIG)	100	2006	4.44	US$/Mcf	(35)
Other (1)	171	2006	4.85	US$/Mcf	(60)
Collars and Other Options
AECO Collars	73	2004	5.36 - 7.54	C$/Mcf	(3)
NYMEX Collars	24	2004	4.45 - 5.95	US$/Mcf	(1)
Purchased NYMEX Put Options	33	2004	5.00	US$/Mcf	—
Other (2)	57	2004	4.31- 6.53	US$/Mcf	(1)
Purchased NYMEX Put Options	474	2005	5.00	US$/Mcf	(17)
Other (2)	5	2005	4.56 - 7.23	US$/Mcf	(2)
NYMEX 3-Way Call Spread	180	2005	5.00/6.69/7.69	US$/Mcf	(28)
Basis Contracts
Fixed NYMEX to AECO Basis	325	2004	(0.54)	US$/Mcf	9
Fixed NYMEX to Rockies Basis	303	2004	(0.50)	US$/Mcf	12
Other (3)	240	2004	(0.39)	US$/Mcf	3
Fixed NYMEX to AECO Basis	877	2005	(0.66)	US$/Mcf	38
Fixed NYMEX to Rockies Basis	268	2005	(0.49)	US$/Mcf	21
Other (3)	442	2005	(0.47)	US$/Mcf	2
Fixed NYMEX to AECO Basis	464	2006-2008	(0.65)	US$/Mcf	22
Fixed NYMEX to Rockies Basis	249	2006-2008	(0.57)	US$/Mcf	6
Fixed NYMEX to CIG Basis	150	2006-2008	(0.76)	US$/Mcf	(10)
Fixed Rockies to CIG Basis	31	2006-2008	(0.10)	US$/Mcf	—
Other (3)	132	2006	(0.45)	US$/Mcf	(1)
Purchase Contracts
Fixed Price Contracts
Waha Purchase	30	2004	6.18	US$/Mcf	(1)
Waha Purchase	27	2005	5.90	US$/Mcf	5
Waha Purchase	23	2006	5.32	US$/Mcf	4
Premiums Paid on 3-Way Call Spread					3

Total Natural Gas Financial Positions					(454)
Gas Storage Financial Positions					(49)
Gas Marketing Financial Positions (4)					3

Total Fair Value Positions					(500)
Contracts Acquired					5

Total Unrealized Loss on Financial Contracts					$(495)

(1)	Other Fixed Price Contracts relate to various price points at Chicago, San Juan, Waha, Houston Ship Channel (HSC), Mid-Continent, Rockies and Texas Oklahoma.

(2)	Other Collars and Other Options relate to collars at Permian, San Juan, Waha, Colorado Interstate Gas (CIG), HSC, Mid-Continent, Rockies and Texas Oklahoma.

(3)	Other Basis Contracts relate to Chicago, San Juan, CIG, HSC, Mid-Continent, Waha and Ventura.

(4)	The gas marketing activities are part of the daily ongoing operations of the Company’s proprietary production management.

Interim Report	PREPARED IN US$
For the period ended September 30, 2004

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)
(All amounts in US$ millions unless otherwise specified)

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Crude Oil

At September 30, 2004, the Company’s oil risk management activities for all financial contracts had an unrealized loss of $(558) million and a fair market value position of $(537) million. The contracts were as follows:

	Notional Volumes		Average Price
	(bbl/d)	Term	(US$/bbl)	Fair Market Value
Fixed WTI NYMEX Price	62,500	2004	23.13	$(148)
Collars on WTI NYMEX	62,500	2004	20.00-25.69	(133)
Unwind WTI NYMEX Fixed Price	(9,000)	2004	39.22	8
Purchased WTI NYMEX Call Options	(111,000)	2004	46.64	29
Fixed WTI NYMEX Price	45,000	2005	28.41	(260)
Costless 3-Way Put Spread	10,000	2005	20.00/25.00/28.78	(56)
Unwind WTI NYMEX Fixed Price	(4,500)	2005	35.90	14
Purchased WTI NYMEX Call Options	(38,000)	2005	49.76	18
Fixed WTI NYMEX Price	15,000	2006	34.56	(27)
Purchased WTI NYMEX Put Options	17,000	2006	26.59	(3)

				(558)
Crude Oil Marketing Financial Positions (1)				—

Total Unrealized Loss on Financial Contracts				(558)
Premiums Paid on Call Options				21

Total Fair Value Positions				$(537)

(1)	The crude oil marketing activities are part of the daily ongoing operations of the Company’s proprietary production management.

15. COMMITMENTS AND CONTINGENCIES

Ecuador

In Ecuador, a subsidiary of the Company has a 40 percent economic interest in relation to Block 15 pursuant to a contract with a subsidiary of Occidental Petroleum Corporation. During the third quarter, Occidental Petroleum Corporation filed a Form 8-K indicating that its subsidiary had received formal notification from Petroecuador, the state oil company of Ecuador, initiating proceedings to determine if the subsidiary had violated the Hydrocarbons Law and its Participation Contract for Block 15 with Petroecuador and whether such violations constitute grounds for terminating the Participation Contract.

In its Form 8-K, Occidental Petroleum Corporation indicated that it believes it has complied with all material obligations under the Participation Contract and that any termination of the Participation Contract by Ecuador based upon these stated allegations would be unfounded and would constitute an unlawful expropriation under international treaties.

16. RECLASSIFICATION

Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2004.